FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated June 15, 2006

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Magyar Telekom Investor Release

Contacts
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
Gabriella Pászti	Magyar Telekom IR	+36 1 458 0332
investor.relations@telekom.hu

Christopher Mattheisen leaves Magyar Telekom

Budapest — June 15, 2006 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, today announced that Christopher Mattheisen, the Chief Operating Officer (COO) of the Wireline Services Line of Business has resigned as of June 15, 2006. The Board of Directors has accepted his request.

Under the direction of Christopher Mattheisen, Magyar Telekom Group successfully developed the broadband market over the last four years and launched new, innovative solutions onto the Hungarian telecommunications market. Christopher Mattheisen has also managed the expansion of the Wireline LoB into foreign markets efficiently. He will continue his carrier outside Hungary.

From 15th of June until the appointment of a replacement, his duties as Chief Operating Officer (COO) of the Wireline Services Line of Business (T-Com) will be temporarily carried out by the current deputy COO, György Simó, who is also the CEO of T-Online Hungary.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: June 15, 2006